

Mail Stop 4720

August 17, 2015

Via E-mail
Craig Dionne, Ph.D.
Chief Executive Officer
GenSpera, Inc.
2511 N Loop 1604 W, Suite 204
San Antonio, TX 78258

> **Re: GenSpera, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 7, 2015**
> **File No. 333-206242**

Dear Dr. Dionne:

This is to advise you that we have not reviewed and will not review your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Craig Dionne, Ph.D.
GenSpera, Inc.
August 17, 2015
Page 2

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the registered securities.

        You may contact Scot Foley at (202) 551-3383 or Bryan Pitko at (202) 551-3203 with any questions.

                                        Sincerely,

                                        /s/ *Bryan J. Pitko* <u>for</u>

                                        Jeffrey P. Riedler
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Raul Silvestre
        Silvestre Law Group, P.C.
        31200 Via Colinas, Suite 200
        Westlake Village, CA 91362